GREAT PANTHER SILVER LIMITED

     MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2010

This Management’s Discussion and Analysis (“MD&A”) prepared as of May 10, 2010, reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three month financial period ended March 31, 2010, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2009 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the unaudited interim consolidated financial statements and related notes for the period ended March 31, 2010.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars, unless otherwise noted.

FIRST QUARTER HIGHLIGHTS

  10% increase in total metal production to 526,949 Ag eq oz in the first quarter 2010 from 480,266 Ag eq oz in the first quarter 2009. It includes: 357,131 silver ounces (“Ag oz”), 1,598 gold ounces (“Au oz”),
  640,200 lbs of lead, and 760,640 lbs of zinc.

  Record metal production of 211,129 Ag eq oz at Topia, a 25% increase from the first quarter 2009.

  2% increase in metal production to 315,820 Ag eq oz at Guanajuato compared to the first quarter 2009. Plant performance at Guanajuato improved with silver recovery at an all-time high of 86.1%.

  25% increase in revenue for the three months ended March 31, 2010 to $7.9 million compared to $6.3 million for the three months ended March 31, 2009 due to higher metal prices and an increase in payable silver ounces.

  29% decrease in Topia’s first quarter 2010 cash cost per ounce, net of by-product credits, to US$5.53 from US$7.76 for the full year 2009. An increase in both payable silver production and the value of by- product credits resulted in a sharp improvement in the cost per ounce for Topia.

  35% increase in earnings from mining operations(1) to $3.5 million in the first quarter 2010 from $2.6 million in the first quarter 2009 primarily due to higher metal prices.

  Net income of $1.3 million for the three months ended March 31, 2010 compared to a net loss of $1.6 million for the same period in 2009.

  98% increase in Adjusted EBITDA(2) to $1.9 million for the three months ended March 31, 2010 from $1.0 million for the three months ended March 31, 2009.

  The Company invested $2.2 million in capital expenditures and $1.1 million in mineral property exploration expenditures during the quarter as it continued the implementation of its three-year growth strategy which commenced during the fourth quarter 2009. The Company plans to invest $13 million in capital expenditures and $6.3 million in mineral property exploration expenditures in 2010.

  New mobile equipment being acquired at both mines is expected to lead to mining efficiencies thereby increasing production by the second half of 2010.

  Exploration drilling programs underway at Guanajuato and Topia and updated resource estimates anticipated for both mines by the fourth quarter of 2010.

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion). Refer to the “Non-GAAP Measures” section.

(2)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	1

RECENT DEVELOPMENTS

Great Panther’s three year strategy for profitable growth targets production increases of 20% per year to achieve 3.8 million Ag eq oz by 2012 at its two wholly-owned Mexican silver mines, Guanajuato and Topia. As part of this plan, the Company has initiated exploration drill programs to increase mineral resources and acquired new equipment at both operations to facilitate additional mine development and increased production.

An initial phase of 12,000 metres of underground drilling is underway in the Deep Rayas area at Guanajuato while a 6,000 metre surface drill program has started at Topia. In the quarter, over 4,100 metres of diamond drilling was completed at the two operations including 896 metres at Deep Rayas and 2,189 metres at Topia.

Drilling at Deep Rayas is initially focused on the extensions of the gold-rich Santa Margarita structure before exploring the main Veta Madre structure below the historically significant Rayas Clavo. Drilling at Topia targets a number of veins, providing a guide to future mine development and also exploring others, including the recently acquired La Prieta property.

The first units of underground mobile equipment were received during the first quarter. At Guanajuato, the first of three new one-boom, electric-hydraulic drill jumbos, the first of two new 4-yd³ underground loaders, a scissor-lift utility truck and a 4.5 tonne locomotive have been delivered and are being operated in the mines. At Topia, three new 1-yd³ underground loaders and one new 7-tonne underground haulage truck have been added to the mines.

Plant upgrades are also underway at both operations. At Guanajuato, cyclones replaced the second of three screw classifiers and a pilot scale flotation cell was tested.

First quarter metal production, at 526,949 silver equivalent ounces (“Ag eq oz”) was up 10% from the first quarter of 2009 but 16% down on the record fourth quarter of 2009. Topia had the best ever production of 211,129 Ag eq oz. Total metal production from both mines included 357,131 silver ounces (“Ag oz”), 1,598 gold ounces (“Au oz”), 640,200 lbs of lead (“Pb”), and 760,640 lbs of zinc (“Zn”).

OVERVIEW

Great Panther Silver Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	2

MINE OPERATING RESULTS

Consolidated Operations

	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2
Tonnes milled	44,657	47,121	42,004	40,443	38,993	46,009	46,938	47,600
Production
Gold ounces	1,598	2,456	1,951	1,504	1,240	1,608	1,437	1,666
Silver ounces	357,131	390,026	398,811	333,358	334,635	358,963	283,045	287,135
Lead tonnes	291	205	211	233	222	188	246	225
Zinc tonnes	345	248	263	270	276	249	370	218
Silver equivalent ounces (1)	526,949	625,288	597,057	499,845	480,266	497,323	444,686	436,072
Silver payable ounces	319,196	363,282	401,008	303,648	308,825	356,089	286,579	318,735
Cost per ounce (USD)	$6.72	$4.80	$5.48	$5.73	$6.49	$7.58	$14.39	$10.35

(1)

For 2010, silver equivalent ounces for each metal were established using commodity prices of: US$1,000 per oz, US$16 per oz, US$0.80 per lb, and US$0.80 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Guanajuato Mine

The Guanajuato mine recorded a solid quarter, although ore grades were lower than anticipated, resulting in lower metal production compared to the record-breaking fourth quarter of 2009. Quarterly metal production was 225,030 oz silver and 1,453 oz gold, or 315,820 Ag eq oz. The ore processed totaled 34,912 tonnes with an average grade of 233 g/t silver and 1.51 g/t gold. This represents a 14% decrease in the silver grade when compared to the fourth quarter 2009.

The quality of ore was lower due to a combination of lower grades from the Cata, Los Pozos and Santa Margarita veins. Detailed diamond drilling of the Cata orebody at the 490 level has confirmed the overall grades, but a temporary period of lower grades will be experienced until stoping reaches the higher grade areas later in the second quarter. The recently-discovered Los Pozos and Santa Margarita veins are still being explored as development is underway, and it was found that parts of the vein structures were of lower than average grade. Further diamond drilling is being carried out to better define both orebodies.

Plant performance at Guanajuato improved again with silver recovery at an all-time high of 86.1% . Gold metal recovery, at 85.5%, was also very satisfactory. Metal recoveries for the first quarter 2010 represent a 4% increase for silver and a 1% decrease for gold when compared to the fourth quarter 2009.

A senior metallurgical consultant visited the plant, reviewed current progress and plans for future improvements, and initiated further testwork. The improved performance was a direct result of changes in the crushing circuit to produce a finer mill feed and the installation of a second cyclone to replace the second of three screw classifiers. It is expected that plant metallurgical performance will continue to improve throughout 2010.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	3

	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2

Tonnes milled	34,912	39,853	34,325	32,606	31,732	38,498	37,237	38,951

Production
Silver (ounces)	225,030	287,101	288,087	220,742	223,821	269,795	177,810	201,815
Gold (ounces)	1,453	2,367	1,872	1,379	1,130	1,479	1,166	1,474

Silver equivalent ounces (1)	315,820	470,025	432,795	327,295	311,105	343,738	236,097	275,515

Silver payable ounces	204,893	262,430	291,649	209,485	209,282	267,517	177,351	235,881

Average ore grade
Gold (g/t)	1.51	2.14	2.00	1.55	1.36	1.44	1.26	1.50
Silver (g/t)	233	271	315	254	258	254	179	192

Metal recoveries
Gold	85.5%	86.4%	84.8%	84.6%	81.6%	83.1%	77.5%	78.3%
Silver	86.1%	82.6%	82.9%	83.0%	84.9%	85.8%	83.0%	84.0%

Concentrate grades
Gold (g/t)	76	111	92	94	59	74	64	73
Silver (g/t)	11,774	13,488	14,131	15,126	11,675	13,525	9,755	8,411

(1)

For 2010, silver equivalent ounces for each metal were established using commodity prices of: US$1,000 per oz, US$16 per oz, US$0.80 per lb, and US$0.80 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Development of the Cata Clavo continued on the 490 and 470 levels on the Veta Madre and Alto 1 veins and stoping continued from the 460 level. Cata production averaged 235 tonnes per day, or 50% of the total Guanajuato production with estimated grades of 232g/t Ag and 1.1g/t Au. The grades were down by 20% compared to the previous quarter due to short-term lower grade sections of ore. Grades from Cata are expected to remain low until later in the second quarter when mining advances to the higher grade sections.

Mining at Guanajuatito focused on the North Zone. Stoping from the 50 level was completed during the quarter and continues from the 80 level. Ore production averaged 65 tonnes per day at grades of 224g/t Ag and 1.7g/t Au.

At Rayas, development focused on the recent discoveries of the Los Pozos and Santa Margarita vein structures. Mining of Los Pozos continued on the 298 and 310 levels and increased to 90 tonnes per day grading 319g/t Ag and 1.3g/t Au. A new single-boom electric-hydraulic drill jumbo has been introduced in this mining area which will enable development and stoping to advance more quickly. Ore grades were 12% lower than in the previous quarter. The Los Pozos structure is still being explored and variations to ore grade are to be expected. Exploration development has started on the 345 level and is expected to add to production in the second quarter.

The gold-rich Santa Margarita vein continued to be explored by ramp development below the 390 level. Ore grades were somewhat lower for a small section of the vein being mined during January and February. However, the average grade of ore improved to 18g/t Au for March. Guanajuato gold production will increase as this vein is developed further.

In addition to the drill jumbo for Los Pozos, other equipment is being acquired throughout the first half of the year. This includes two additional drill jumbos, two 4-cubic yard loaders, three scissor-lift utility trucks and an 18-tonne haulage truck. The full impact of this new equipment is expected to be realized in the second half of 2010.

Ore definition diamond drilling to explore for extensions of, and better define, the Cata Clavo, around and below the 490 level, was completed and data from this drilling is being used to guide production mining. Diamond drilling is also in progress to define and explore the Los Pozos structure between the 275 and 390 levels. A total of 581 metres was completed in eight core holes.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	4

In addition, an extensive exploration drill program was initiated to explore the deeper extensions of the Rayas structures including the Santa Margarita vein. The deep drilling marks the start of the 65,000 metre program announced in September 2009 as part of Great Panther's 3-year growth strategy to increase production and resources at its two producing mines in Mexico. This initial phase of approximately 12,000 metres of underground drilling in the Rayas area at Guanajuato is part of an ongoing program of approximately 20,000 metres at Guanajuato. The Deep Rayas program will ultimately test a very prospective area directly below the extensive Rayas workings over a strike length of 600 metres and at least 200 metres vertically below the 435 level.

In preparation for the Deep Rayas exploration program, drill stations have been completed along a 250-metre long drift in the hanging wall on the 390 level. During 2010, this drift will be extended along strike by 150 metres to the northwest towards the Cata deep development and by 200 metres to the southeast. Sporadic deep drilling by the previous mine owner indicates that silver-gold mineralization in the Veta Madre and a hanging wall zone continue down dip to at least the 1,550 metre elevation, or approximately 110 metres vertically below the last significant development on the 435 level. The deep Rayas drilling will test the continuity of mineralization down to the 1,450 metre elevation, or 645 metres vertically from surface. One goal of this program is to estimate a new NI 43-101 compliant mineral resource by the fourth quarter of 2010.

Initial drilling will intersect the known Santa Margarita structure as well as the Veta Madre. The former is located near the upper contact of a structure-parallel diorite dyke, a contact that has seen little to no historical exploration along more than 2 kilometres of strike length from Rayas to Valenciana. The Veta Madre structure, the main focus of previous mining efforts at Guanajuato, occurs along or near the lower diorite contact. The Santa Margarita ramp development is currently being extended to the 435 level (1,665 metre elevation). Considering that gold-dominant mineralization in the Santa Margarita vein only begins at the 390 level (1,710 metre elevation), the zone holds significant promise at deeper levels.

A total of 896 metres was completed in six core holes during the quarter.

Compared to the first quarter of 2009, total cash production costs were up due to higher milled tonnes, inflation and an adverse change in the exchange rate. By product credits increased due to higher gold production and an increased gold price, and partially offset the production cost increase.

In comparison to the fourth quarter of 2009, cash production costs were reduced. However, the lower ore grades resulted in much lower payable silver and gold production, thereby, increasing unit costs and decreasing the value of by-product credits, which resulted in the sharp rise in unit costs.

	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2
Cash production costs	$2,939,362	$3,116,582	$3,251,174	$2,402,638	$2,271,394	$2,698,674	$3,317,318	$3,338,391
Smelter and transportation	190,466	200,413	225,726	160,057	212,445	533,637	605,536	396,445
Cost of sales	$3,129,828	$3,316,995	$3,476,900	$2,562,695	$2,483,839	$3,232,311	$3,922,854	$3,734,836
By-product credits (1)	(1,557,530)	(2,375,665)	(1,823,465)	(1,325,470)	(1,126,276)	(1,195,890)	(874,426)	(1,424,682)
CAD Cash operating costs	$1,572,298	$941,330	$1,653,435	$1,237,225	$1,357,563	$2,036,421	$3,048,428	$2,310,154
USD Cash operating costs	$1,512,790	$891,390	$1,507,077	$1,060,925	$1,090,150	$1,597,805	$2,941,723	$2,287,281
Payable Silver Production	204,893	262,430	291,649	209,485	209,282	267,517	177,351	235,881
USD Cash cost per ounce of silver	$7.38	$3.40	$5.17	$5.06	$5.21	$5.97	$16.59	$9.70

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

The cash operating cost per ounce of silver (refer to “Non-GAAP Measures” section) at Guanajuato for the three months ended March 31, 2010 of US$7.38 was 42% higher than US$5.21 in the first quarter of 2009. The first quarter 2010 cost per ounce increased by 117% from the fourth quarter 2009 cost of US$3.40.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	5

Topia Mine

Topia achieved record metal production for the quarter of 132,101 oz of silver, 145 oz of gold, 640,200 lbs of lead, and 760,640 lbs of zinc from milling 9,745 tonnes of ore. This equates to 211,129 Ag eq oz, which is the highest ever and 25% higher than the first quarter of 2009. Ore grades averaged 459g/t Ag, 0.63g/t Au, 3.20% Pb and 3.91% Zn.

Ore was mined from twelve separate small mines. Production from the San Gregorio and El Rosario veins contributed more than one third of the silver production and new exploratory development on the San Gregorio vein was successful.

	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2

Tonnes milled	9,745	7,268	7,679	7,837	7,261	7,511	9,701	8,649

Production
Silver (ounces)	132,101	102,925	110,724	112,616	110,814	89,168	105,235	85,320
Gold (ounces)	145	89	79	125	110	129	271	192
Lead (tonnes)	291	205	211	233	222	188	246	225
Zinc (tonnes)	345	248	263	270	276	249	370	218

Silver equivalent ounces (1)	211,129	155,263	164,262	172,550	169,161	153,585	208,589	160,557
Silver payable ounces	114,303	100,852	109,359	94,163	99,543	88,572	109,228	82,854

Average ore grade
Gold (g/t)	0.63	0.46	0.40	0.59	0.56	0.53	0.79	0.85
Silver (g/t)	459	481	492	503	542	419	360	360
Lead (%)	3.20	2.99	2.95	3.23	3.30	2.62	2.96	2.82
Zinc (%)	3.91	3.78	3.84	3.94	4.47	3.06	4.06	2.93

Metal recoveries
Gold	72.8%	83.9%	79.8%	83.8%	84.1%	83.8%	88.5%	81.6%
Silver	91.8%	91.6%	91.2%	88.8%	87.5%	86.6%	88.7%	85.3%
Lead	93.2%	94.5%	93.0%	92.0%	92.5%	89.9%	92.2%	92.2%
Zinc	90.5%	90.4%	89.3%	87.4%	85.1%	83.8%	87.0%	86.0%

Concentrate grades
Lead
Silver (g/t)	7,874	8,786	8,971	8,207	8,707	8,324	6,895	6,574
Gold (g/t)	7.40	6.93	5.68	8.08	7.59	8.96	13.39	13.69
Lead (%)	57.87	58.64	57.16	57.00	58.62	55.34	60.87	58.12
Zinc (%)	9.19	9.24	10.14	9.71	9.81	9.46	8.95	8.12

Zinc
Silver (g/t)	486	447	449	483	470	438	318	467
Gold (g/t)	1.58	1.01	0.96	1.43	1.35	1.76	1.91	2.19
Lead (%)	1.56	0.91	0.74	0.94	0.79	1.63	1.25	1.55
Zinc (%)	52.57	55.41	54.78	53.14	55.29	52.12	53.88	49.63

(1)

For 2010, silver equivalent ounces for each metal were established using commodity prices of: US$1,000 per oz, US$16 per oz, US$0.80 per lb, and US$0.80 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

New underground mobile equipment was acquired including three one-yard loaders and one seven-tonne haulage truck. These units have been introduced to the mine and will facilitate further improved production from the Argentina and Don Benito veins. Two, two-yard loaders and a single-boom electric-hydraulic drill jumbo are expected to be delivered in the second quarter.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	6

The plant performance remained satisfactory with metal recoveries of 91.8% for Ag, 72.8% for Au, 93.2% for Pb and 90.5% for Zn compared to the records of 91.6% for Ag, 83.9% for Au, 94.5% for Pb, and 90.4% for Zn in the previous quarter. In addition to processing 9,745 tonnes from the Company’s mines, 2,060 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

A new surface diamond drill program, comprising 6,000 metres, was initiated to extend the mining potential of known veins and explore other veins. The program is part of the 65,000 metre drilling campaign announced by the Company in the fall of 2009 that aims to build Great Panther's resource base to approximately 40 million silver equivalent ounces by 2012.

A priority for the drilling will be to provide for additional mineral resources to direct mine development and expansion decisions over the next several years. As such, 65% of the drilling will focus on strike and depth extensions of veins with high silver grades. There are also numerous segments of known veins on the Topia mine property that are under-explored, and with minimal drilling may be upgraded to viable exploitation targets. The 6,000-metre core drilling program is expected to take approximately four months to complete. A new NI 43-101 compliant mineral resource update is scheduled for completion by September 2010 and is expected to include estimates for four to five new vein segments, to complement the mineral resource on the Argentina vein (see July 21, 2009 news release).

The priority targets to guide development over the next several years will be the Recompensa vein (Recompensa mine), Cantarranas vein (Hormiguera and Descubridora mines), La Prieta vein (La Prieta mine), Madre Alto veins (El Ochenta mine), San Gregorio vein (San Gregorio mine), and the El Rosario vein (El Rosario mine). Many of the drill holes targeted at the above mines will be within 50 metres below and 100 metres along strike of present development. In all, approximately 55 core holes will be completed in the drill campaign during 2010.

Various under-explored targets include the 1,500-metre eastern extension of the Argentina vein (El Condor and Manzanillas areas), the upward extension of the Don Benito vein between 1,650 and 1,750 metres elevation in an area of historical workings, and the Hipolito and La Dura veins (Las Trancas area). The drilling will be completed by HD Drilling of San Luis de Potosi, Mexico using a man-portable hydra-core rig to provide easier access on the steep mountain terrain around Topia. With a few exceptions, the drill holes will all be less than 200 metres in length.

Mineral resource estimations will commence on all viable areas upon the completion of drilling. Added mineral resources will play an important role in the Company's plans to increase production by 20% per year from 2010 to 2012. Dependent upon drill results, the Company anticipates mineral resource estimations for another four to five Topia area mines by September 2010. By the end of the first quarter, 2,189 metres of diamond drilling was completed in 14 core holes.

Underground diamond drilling continued in the La Dura mine to explore the Don Benito vein, 296 metres in eight core holes, and in the San Miguel Mine to explore for new vein structures, 140 metres in two core holes.

Cost per ounce for the first quarter 2010 decreased by 40% from US$9.18 in the first quarter of 2009 to US$5.53. This represents a 35% decrease compared to the fourth quarter 2009 cost per ounce of US$8.45.

	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2
Cash production costs	$1,290,702	$1,403,101	$1,187,895	$1,151,613	$1,232,520	$1,116,884	$1,693,908	$1,465,618
Smelter and transportation	374,103	328,575	327,705	318,613	370,003	474,433	482,430	211,075
Cost of sales	$1,664,805	$1,731,676	$1,515,600	$1,470,226	$1,602,523	$1,591,317	$2,176,338	$1,676,693
By-product credits (1)	(1,006,441)	(831,982)	(760,202)	(683,622)	(464,398)	(288,220)	(953,702)	(655,837)
CAD Cash operating costs	$658,364	$899,694	$755,398	$786,604	$1,138,125	$1,303,097	$1,222,636	$1,020,856
USD Cash operating costs	$631,554	$851,907	$690,792	$679,672	$913,936	$1,102,939	$1,182,487	$1,010,748
Payable Silver Production	114,303	100,852	109,359	94,163	99,543	88,572	109,228	82,854
USD Cash cost per ounce of silver	$5.53	$8.45	$6.32	$7.22	$9.18	$12.45	$10.83	$12.20

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	7

Both payable silver production and the value of by-product credits increased resulting in the sharp improvement in the cost per ounce for Topia. With a continued positive trend in metal prices and production, the unit costs will continue to be lower than in 2009.

MINERAL EXPLORATION PROPERTIES UPDATE

The Company currently has one exploration property known as the San Antonio Project.

San Antonio Project

The San Antonio project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. (“Altair”) could earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project.

On February 1, 2010, Altair forfeited its option to acquire a 70% interest in the property. On April 12, 2010, the Company received 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share as full payment of Altair’s indebtedness to the Company at January 31, 2010.

SELECTED QUARTERLY INFORMATION

	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2
			(Revised) (3)		(Revised) (2)(3)	(Revised) (2)
Revenue	7,915,160	9,850,074	8,885,632	6,721,688	6,274,321	5,482,342	4,350,334	6,717,080
Cost of sales (excluding
amortization and depletion)	4,405,233	4,698,174	4,637,437	3,732,207	3,699,865	4,008,363	5,184,125	4,946,534
Earnings from mining operations	3,509,927	5,151,900	4,248,195	2,989,481	2,574,456	1,473,979	(833,791)	1,770,546
Income (loss) for the period	1,331,177	1,036,994	(113,838)	(199,929)	(1,590,078)	(1,182,330)	(5,969,289)	(4,191,000)
Basic earnings (loss) per share	0.01	0.01	(0.00)	(0.00)	(0.02)	(0.02)	(0.07)	(0.05)
Diluted earnings (loss) per share	0.01	0.01	(0.00)	(0.00)	(0.02)	(0.02)	(0.07)	(0.05)
Adjusted EBITDA (1)	1,908,782	3,036,760	1,857,128	1,117,569	964,439	(686,974)	(4,132,890)	(1,711,896)
Cash and cash equivalents	9,250,307	13,312,091	2,907,568	2,140,004	1,985,101	606,244	1,096,432	4,428,801
Working capital	17,518,199	18,152,744	4,844,465	1,509,339	1,062,995	1,320,087	2,287,522	7,369,761

(1)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

(2)

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded in fiscal 2008. This adjustment was initially recorded during the first quarter of 2009. The prior year’s net income (loss) has been adjusted to reflect the subsequent recording of this adjustment in 2008.

(3)

Income (loss) for the period was revised by $0.3 million for the three months ended March 31, 2009 and $0.2 million for the three months ended September 30, 2009 to account for an adjustment in stock compensation expense related to a change in the calculation of volatility.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	8

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

FIRST QUARTER DISCUSSION

The Company earned revenue of $7.9 million during the first quarter of 2010 compared to revenue of $6.3 million for the same period in 2009, an increase of 25%. This improvement is largely due to an increase in metal prices and production. The combined metals output from Topia and Guanajuato for the first quarter was 526,949 Ag eq oz, a 10% increase compared with 480,266 for the first quarter in 2009. For the three months ended March 31, 2010, silver, gold, lead and zinc prices increased by 34%, 22%, 92% and 95%, respectively, on a year over year basis.

Revenue decreased by $2.0 million, or 20%, during the first quarter 2010 compared to the fourth quarter 2009. The decrease in revenue is a result of a 19% quarter over quarter decrease in output from 625,288 Ag eq oz in the fourth quarter 2009 to 526,949 Ag eq oz in the first quarter 2010. Compared to the fourth quarter of 2009, average silver and gold prices for the first quarter of 2010 increased by 1% and 4%, respectively, while lead and zinc prices decreased by 3% and 3%, respectively.

Total plant throughput for the Topia and Guanajuato operations for the first quarter 2010 increased by 15% compared to 38,993 tonnes for the first quarter of 2009. However, as compared to the fourth quarter of 2009, plant throughput decreased by 5% to 44,657 tonnes from 47,121 tonnes in the fourth quarter 2009.

Cost of sales (excluding amortization and depletion) was $4.4 million for the three months ended March 31, 2010, compared to $3.7 million for the same period in 2009. The year over year increase in cost of sales is primarily due to higher tonnes mined and milled, increased mine development, general inflation and an adverse change in the exchange rates between the Mexican peso and the U.S. dollar. For the three months ended March 31, 2010, the Company had earnings from mining operations of $3.5 million compared to $2.6 million in the same period in 2009, an increase of 35%.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	9

The total combined cash cost per ounce of silver produced was US$6.72 for the three months ended March 31, 2010, a 4% increase compared to US$6.49 for the same period in 2009 and a 20% increase compared to US$5.58 for the year ended December 31, 2009. At US$6.72, the combined cash cost per ounce for the first quarter 2010 is also higher than the published 2010 forecast of US$5.50 to US$6.00. The increases are due to the reasons noted above. The Company expects that, as the year progresses and production increases, it will meet its 2010 target.

Amortization and depletion of mineral properties, plant and equipment decreased to $0.3 million for the three months ended March 31, 2010 from $0.9 million in the same period in 2009. This was due to the increase in mine life at both Guanajuato and Topia at March 31, 2010 which had the effect of decreasing the asset retirement obligation and the corresponding asset. The excess of the reduction in the liability over the remaining unamortized asset retirement costs was recognized as a reduction in depreciation expense for the period.

Mineral property exploration expenditures for the three months ended March 31, 2010 were $1.1 million compared to $0.2 million for the same period in 2009. In the early part of 2009, exploration expenditures were low due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. However, the fourth quarter of 2009 saw the Company begin exploratory drilling at both Guanajuato and Topia as the three-year growth strategy commenced.

General and administrative expenses were $1.3 million for the three months ended March 31, 2010 compared to $1.2 million for the same period in 2009. Expenses were unusually low during the first quarter of 2009 due to stringent cost containment measures undertaken by the Company following the financial crisis that occurred in the latter part of 2008.

The Company incurred $nil in stock-based compensation expense for the three months ended March 31, 2010 as there were no incentive stock options granted. For the same period in 2009, to the Company recorded $1.3 million in stock-based compensation expense from the granting of 6,222,700 incentive stock options to employees, consultants, directors and officers and cancellation of 4,556,700 incentive stock options which had been granted in prior years.

The Company recorded a foreign exchange gain of $0.9 million during the first quarter of 2010, which was a result of a general appreciation of the Mexican peso relative to the Canadian dollar. For the corresponding period in 2009, a loss of $0.2 million was recorded, mainly due to the appreciation of the United States dollar during the period.

The income for the three months ended March 31, 2010 was $1.3 million compared to a loss of $1.6 million for the same period in 2009. Earnings from mining operations improved by $0.9 million over the prior year.

Adjusted EBITDA (as defined below in the “Non-GAAP Measures” section) was $1.9 million, which represents a 98% improvement from $1.0 million in the same period in 2009.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation between the cash cost per ounce of silver and our cost of sales as reported in our Consolidated Statement of Operations.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	10

	Guanajuato		Topia		Consolidated
	2010 Q1	2009 Q1	2010 Q1	2009 Q1	2010 Q1	2009 Q1
CAD Cost of sales	$2,955,785	$2,286,556	$1,449,448	$1,413,309	$4,405,233	$3,699,865
Smelting and refining	182,211	204,731	383,836	570,851	566,047	775,582
CAD Gross by-product revenue (1)	(1,565,698)	(1,133,724)	(1,106,427)	(713,455)	(2,672,125)	(1,847,179)
Cost of custom milling	-	-	(68,493)	(132,580)	(68,493)	(132,580)
CAD Cash operating costs	$1,572,298	$1,357,563	$658,364	$1,138,125	$2,230,662	$2,495,688
USD Cash operating costs	$1,512,790	$1,090,150	$631,554	$913,936	$2,144,344	$2,004,086
Payable Silver Production	204,893	209,282	114,303	99,543	319,196	308,825
USD Cash cost per ounce of silver	$7.38	$5.21	$5.53	$9.18	$6.72	$6.49

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

Earnings from Mining Operations

Earnings from mining operations are defined as revenues less cost of sales, excluding amortization and depletion. Amortization and depletion is separately disclosed in our statement of operations.

Standard and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, a Standardized definition of EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash, but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses.

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2010 and 2009 financial statements:

	2010 Q1	2009 Q1
Income (loss) for the period	$1,331,177	$(1,590,078)
Provision (recovery) of income taxes	65,264	95,039
Interest expense	208,583	323,373
Amortization and depletion of mineral properties, plant and equipment	303,758	863,695
Standardized EBITDA	1,908,782	(307,971)
Stock-based compensation	-	1,272,409
Adjusted EBITDA	$1,908,782	$964,438

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	11

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2010, the Company had working capital of $17,518,199 and cash and cash equivalents of $9,250,307 compared to working capital of $18,152,744 and cash and cash equivalents of $13,312,091 at December 31, 2009.

Great Panther plans to produce 2.6 million Ag eq oz in 2010 and invest $13 million in capital expenditures and $6.3 million in mineral property exploration expenditures. These investments in 2010 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling, and will make good progress towards the goal of increasing production to 3.8 million Ag eq oz and growing resources to 40 million Ag eq oz by 2012. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

At the date of this MD&A, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

Cash flows used in operating activities was $3.2 million for the quarter ended March 31, 2010, compared to a cash flow provided by operating activities of $0.7 million during the corresponding period in 2009. This reduction was primarily a result of two large concentrate sales at the end of March 2010 which increased trade accounts receivable as well as higher finished product and supplies inventory at March 31, 2010 compared to March 31, 2009.

Before changes in non-cash working capital, the Company generated $1.9 million in operating cash flow during the first quarter 2010, compared to $0.9 million during the first quarter 2009. This year over year improvement is largely attributable to higher revenues from increased metal prices and production.

Investing Activities

For the three months ended March 31, 2010, the Company had a net cash outflow from investing activities, primarily for the development of mineral properties and purchase of capital assets, of $1.5 million compared to $0.2 million for the three months ended March 31, 2009. In addition, the Company also purchased $0.7 million of mine equipment through a capital lease and promissory note during the quarter. These capital expenditures are part of the three-year growth strategy which commenced during the fourth quarter 2009.

The Company plans to invest $13 million in capital expenditures in 2010.

Financing Activities

Cash flows provided by financing activities was $0.6 million for the quarter ended March 31, 2010, which represents proceeds from the exercise of options and warrants less repayments of capital leases and promissory notes. Cash flows provided by financing activities for the three months ended March 31, 2009 was $0.9 million, primarily from the private placement offering of 5,125,000 units of the Company ("Units") at a price of $0.20 per Unit which raised gross proceeds of $1,025,000 less share issuance costs of $55,541.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	12

OUTLOOK

Great Panther has initiated its strategy to accelerate production and increase resources at both Guanajuato and Topia. The plan forecasts increases in production to 2.6 million Ag eq oz in 2010 and to 3.8 million Ag eq oz by 2012. In the fourth quarter of 2009, the Company successfully raised the financing required to initiate and accelerate this strategy. Accordingly, new equipment has been ordered and is being delivered to the mines, and exploration drill programs have started during the quarter.

The Company will continue to provide silver equivalent totals but the volatility of metal prices in recent months has made this an inconsistent basis for comparison with past and future production, such that individual metal production will also be presented. The Company has used metal prices of US$16/oz Ag, US$1,000/oz Au, US$0.80/lb Pb and US$0.80/lb Zn for 2010 silver equivalent calculations.

Some highlights from the 2010 plan include:

	Guanajuato	Topia	Consolidated
Tonnes milled	174,000	34,500	208,500
Silver ounces	1,300,000	511,000	1,811,000
Gold ounces	8,300	600	8,900
Lead tonnes	-	1,100	1,100
Zinc tonnes	-	1,300	1,300
Silver equivalent ounces	1,820,000	820,000	2,640,000
Silver head grades (grams/tonne)	272	490
Silver recoveries	84%	94%
Production costs per ounce	US$4.50 - US$5.00	US$7.00 - US$7.50	US$5.50 - US$6.00

The Topia operation made a very encouraging start to 2010 with record production and low unit costs of US$5.53 per oz of silver and is well on its way to achieving its targets. At Guanajuato, production was below plan due to a temporary fall in ore grades. Mining plans are being revised for the remainder of the year with the intent to recover the shortfall during the second half of 2010. Grades at Guanajuato have improved through April to bring mine production back to within 4% of its target level for the month.

The cost per oz of silver is sensitive to mine site operating costs, silver production, the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits. The fall in ore grades at Guanajuato is considered to be temporary and management anticipates that unit costs will continue the current downward trend and Great Panther remains on course to achieve costs of US$4.00/oz by 2012. Cash flow generated from mining activities will be reinvested in operations for exploration and capital expenditures to increase resources and production. Surplus cash flow will be available for potential acquisitions as the Company continues to grow.

The Company’s emphasis will be on maintaining profitability while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production by 20% year-on-year at continually decreasing unit costs.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	13

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:
	2010 Q1	2009 Q1
Consulting fees paid or accrued to companies controlled by directors of the Company	$126,581	$122,422
Consulting fees paid or accrued to companies controlled by officers of the Company	$74,327	$50,682
Cost recoveries received or accrued from a company with a common director of the Company	$35,442	$14,407
Office and administration fees paid or accrued to a company controlled by a director of the Company	$23,055	$12,511

As at March 31, 2010, $138,637 (December 31, 2009 – $110,060) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $213,028 (December 31, 2009 – $147,273) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

CHANGES IN ACCOUNTING POLICIES

Foreign currency translation

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining from the Canadian parent company. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized in the investment.

FUTURE ACCOUNTING PRONOUNCEMENTS

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	14

The execution of the Company’s IFRS conversion plan is underway, including the evaluation of the financial impact upon IFRS adoption, development of IFRS accounting policies, and redesign of business processes. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

Our planned transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been completed. The identified areas of accounting differences of highest potential impact to the Company, based on existing IFRS are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1 “First-Time Adoption of IFRS” (“IFRS 1”).

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. The Company is currently evaluating and finalizing IFRS 1 elections, developing accounting policies, redesigning business processes and considering the impact on information systems. To assist in this process, the Company has engaged consultants with extensive knowledge and experience with IFRS conversions.

To date, the Company has analyzed the functional currencies of its consolidated entities, identification of cash generating units, componentization of property, plant and equipment and accounting policy choices for exploration and evaluation expenditures. The Company has reached preliminary conclusions on the following IFRS 1 optional elections: business combinations, fair value as deemed cost election for property, plant and equipment, cumulative translation differences, share-based payment transactions and decommissioning liabilities. These conclusions are pending the Board of Directors’ approval. The Company has also begun preparing pro-forma January 1, 2010 financial statements including notes. New accounting policies are presently being drafted.

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in mid 2010, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	15

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 113,622,712 common shares issued and 16,551,200 warrants and options outstanding.

Two convertible notes with a total carrying value of $4,050,000 carry a conversion feature whereby they may be converted into 1,800,000 common shares of the Company at a price of $2.25 per share.

Fully diluted, the issued and outstanding shares of the Company would be 130,173,912.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2009 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	16

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	17